EXHIBIT 20
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     [ LOGO ]

      NEWS RELEASE                         FOR IMMEDIATE RELEASE
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                 ZENITH ANNOUNCES SECOND-QUARTER LOSS

GLENVIEW, Ill., July 21, 1995 -- Zenith Electronics Corporation, which on Monday announced that LG Electronics Inc. plans to acquire a majority interest in the company, said today that difficult industry conditions, special charges and a variety of other factors contributed to its net loss for the second quarter of 1995.
  The company reported a second-quarter 1995 net loss of $45.3 million or 97 cents per share, compared with a net loss of $8.4 million, or 20 cents per share in the second quarter of 1994. Second-quarter 1995 results included $18 million in special charges for severance and other non-recurring items.
  Total second-quarter sales were $285 million in 1995 and $299 million in 1994.
  A number of negative factors impacted the quarter. Consumer electronics selling prices were $12 million lower than in the second quarter a year ago. The quarter also was affected by the expensing of significant deferred overhead costs caused by inventory reductions, and inflationary cost increases for materials.
  Special charges of $18 million included $12 million of one-time restructuring charges related to severance expenses and realigned distribution activities. The remaining charges covered various non-recurring items.


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  Zenith's consumer electronics revenues declined in the quarter, reflecting the lower selling prices and softer industry color TV sales to dealers compared to the 1994 quarter, although the company expects stronger second-half industry sales. Sales of Network Systems products
- -- set-top boxes and data modems sold primarily to the cable television industry -- were up slightly in the quarter.
  Major cost reductions from re-engineering programs, reduced cycle times and improved efficiencies helped offset some of the negative factors in the quarter. In addition, even with wage increases for employees in Mexico and significantly lower TV sales there, the devaluation of the Mexican peso had a positive impact on the second quarter.
  For the first six months of 1995, Zenith reported a net loss of $69.6 million, or $1.50 per share, compared with a first-half 1994 loss of $20.3 million, or 51 cents per share. First-half sales were $547 million in 1995 and $596 million in 1994.
  On Monday, Zenith signed a definitive agreement under which LG Electronics Inc. (formerly Goldstar) would acquire 57.7 percent of the company's common stock in a combination of a tender offer and direct investment in Zenith. Subject to shareholder and regulatory approvals, as well as the successful completion of the tender offer, the $351 million transaction is expected to be completed in October.

                                  -30-

MEDIA CONTACT:  John Taylor (708) 391-8181
INVESTOR CONTACT:  Bill McNitt (708) 391-7713

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                      ZENITH ELECTRONICS CORPORATION
             STATEMENT OF CONSOLIDATED OPERATIONS (Unaudited)
                 (In millions, except per share amounts)






                                       Three Months Ended    Six Months Ended
                                       ------------------   ------------------
                                        July 1,  July 2,     July 1,  July  2,
                                         1995     1994*       1995     1994*
                                       --------  --------   --------  --------
Net sales                               $ 284.6   $ 299.0    $ 546.7   $ 596.1
                                       --------  --------   --------  --------

Costs, expenses and other:
   Cost of products sold                  276.6     270.1      525.1     546.4
   Selling, general and administrative     24.7      26.0       51.3      49.8
   Engineering and research                11.6      11.4       23.5      22.8
   Other operating expense
      (income), net                        (5.9)     (3.2)     (10.4)     (8.1)
   Restructuring and other charges         18.0        --       18.0        --
                                       --------  --------   --------  --------

Operating income (loss)                   (40.4)     (5.3)     (60.8)    (14.8)
Gain on asset sales, net                     --        .4         --       1.4
Interest expense                           (5.3)     (3.7)      (9.4)     (7.1)
Interest income                              .2        .2         .4        .2
                                       --------  --------   --------  --------

Income (loss) before income taxes         (45.5)     (8.4)     (69.8)    (20.3)
Income taxes (credit)                       (.2)       --        (.2)       --
                                       --------  --------   --------  --------

Net income (loss)                       $ (45.3)  $  (8.4)   $ (69.6)  $ (20.3)
                                       ========  ========   ========  ========

Net income (loss) per share of
    common stock                        $  (.97)  $  (.20)   $ (1.50)  $  (.51)
                                       ========  ========   ========  ========

Average shares outstanding                 46.9      41.6       46.4      39.6

___________________

* Certain prior amounts have been reclassified to conform with the presentation currently used.